October 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Morgan Youngwood
Stephen Krikorian

	Re:	Infobird Co., Ltd
Form 20-F for the fiscal year ended December 31, 2021

Ladies and Gentlemen:

Infobird Co., Ltd (the “Company” or “we”), hereby provides the following information in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 14, 2022 (the “Comment Letter”). The Company’s response is preceded by a reproduction of the corresponding Staff comment in bold as set forth in the Comment Letter.

If the Staff would like hard copies of Amendment No. 1 to the Annual Report on Form 20-F (the “Form 20-F/A”) as filed with the Commission on the date hereof, marked against the Annual Report on Form 20-F as filed with the Commission on May 16, 2022, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s response below correspond to the page numbers in the Form 20-F/A.

Form 20-F for the fiscal year ended December 31, 2021

Cash and Asset Flows Through Our Organization, page viii

1.	We note your proposed disclosures in response to prior comment 8. Please revise to disclose whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law).

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page viii of the Form 20-F/A accordingly.

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If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-010-52411819 or by e-mail at wuym@infobird.com or the Company’s counsel by telephone at 305-539-3306 or by e-mail at clayton.parker@klgates.com.

Sincerely,

/s/ Yimin Wu
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, Esq., K&L Gates LLP